EXHIBIT 99.1

Foremost Clean Energy Strengthens Leadership Team with Appointment of Cameron MacKay as Vice President of Exploration

VANCOUVER, British Columbia, June 02, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased to announce the appointment of Cameron MacKay as Vice President of Exploration effective June 01, 2025. Mr. MacKay is a seasoned uranium exploration executive with over a decade of experience and a track record of uranium discovery in the Athabasca Basin.

“We are extremely pleased to welcome Cameron to Foremost's leadership team," said Jason Barnard, President and CEO of Foremost Clean Energy. "Cameron's proven ability to identify and test high-potential exploration targets will be invaluable as we execute on our ambitious strategy to actively explore our unique portfolio of 10 uranium exploration properties in the Athabasca Basin. Cameron's deep understanding of high-grade uranium mineralized systems will be instrumental as we evaluate and advance our projects – including our recent exploration success at the Hatchet Lake property, where we encountered multiple intersections of uranium mineralization.”

Having previously held senior roles responsible for uranium exploration efforts in the Athabasca Basin region, Mr. MacKay has demonstrated exploration excellence through his involvement in multiple uranium discoveries and the advancement of early-stage exploration properties through to the resource delineation stage. Mr. MacKay also brings previous experience with Hudbay Minerals Inc., an $3.5 billion NYSE-listed diversified mining company, where he contributed to base metals development programs across several commodities. Mr. MacKay holds an M.Sc. in Geology from the University of Saskatchewan and maintains professional standing with the Association of Professional Engineers and Geoscientists of Saskatchewan (APEGS).

With this addition to its executive team, Foremost is advancing its business strategy to position the company to capitalize on growing global demand for uranium at a time when nuclear power continues to rise as a leading clean energy solution. The Company believes Mr. MacKay's technical expertise and discovery-focused approach will significantly enhance its exploration capabilities, regional expertise, and operational experience.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option from Denison Mines Corp. (“Denison”) to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to statements regarding expectations with respect to energy and uranium demand and the Company’s exploration plans and objectives. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproves the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.